

Advantage Energy Income Fund – News Release

March 5, 2009

**Advantage Replaces 290% of Annual Production in 2008 at a
FD&A cost of $7.67 per Boe, Increases Reserves per Unit by 11% and
Extends RLI to 15.2 years**

(TSX : AVN.UN, NYSE: AAV)

CALGARY, ALBERTA, March 5, 2009 – Advantage Energy Income Fund ("Advantage" or the "Fund") is pleased to announce the Fund's corporate year end reserves as of December 31, 2008. Year end financial and operating information will be released on or about March 18, 2009.

Overall, the Fund replaced 290% of annual production with the vast majority of reserve additions realized through our successful 2008 drilling program at Glacier, Alberta where the Fund commenced a significant development drilling program on our Montney natural gas resource play. Based on results to date, Advantage estimates that a total capital investment in excess of $2.5 billion will be required to fully develop our extensive Montney land holdings at Glacier.

In 2008, all-in Finding, Development and Acquisition ("FD&A") costs were $7.67 per proven plus probable boe before changes in future development capital ("FDC") and $16.70 per boe including changes in FDC.

Highly Successful 2008 Drilling Program at Glacier & Key Properties leads to Efficient Reserve Additions

➢ Our 2008 drilling program resulted in the replacement of 285% of annual production at a Finding and Development ("F&D") cost of $7.61 per proven and probable boe before consideration of changes in FDC and $16.95 per boe including the change in FDC.

➢ At our Glacier Montney natural gas resource play the 2008 F&D cost was $3.48 per proven and probable boe before changes in FDC and $13.14 per boe including changes in FDC. Advantage invested $101 million at Glacier in 2008 and increased proven and probable reserves by 29 mmboe and confirmed horizontal well rates of 2.5 to 7.5 mmcfd (417 to 1,250 boe per day). Montney reserves are assigned to only 32 of our 88 sections. The reserve assignment is based on an average well density of 2.4 wells per section of land although we currently have regulatory approval to drill up to 8 wells per section consisting of 4 wells in the Upper and 4 wells in the Lower Montney zones. Adjacent operators are currently evaluating 16 wells per section which may lead to significant future reserve additions. Further delineation drilling is required to evaluate the undeveloped land potential in the remaining 56 sections. Our independent reserve evaluator, Sproule Associates Limited ("Sproule") included the following comment in their December 31, 2008 Glacier reserves report:

> "The Proved and Probable reserves assigned by Sproule to the Montney zone at Glacier, as of December 31, 2008 represent a significant increase in reserve assignment compared to the December 31, 2007 reserves assigned. However, the reserves assigned still represent a relatively small percentage of the total resource potential for the Upper and Lower Montney zone on the Glacier land holdings."

➢ The balance of our 2008 capital development program of $155 million was directed to key properties such as Nevis, Martin Creek, Willesden Green, Northville, Brazeau and Youngstown where better than expected results were obtained.

- At Nevis, continued light oil drilling in the Wabamun formation extended the field and resulted in numerous wells with initial production exceeding 200 boe per day. A 35 gross (27 net) well Horseshoe Canyon coal bed methane drilling program in 2008 also confirmed several more phases of future drilling. A total of 47 gross (38.8 net) wells were drilled at a 100% success rate for a total expenditure of $50 million and added 2,980 boe per day of initial production.

- At Martin Creek, approximately $17 million was invested in a successful 10 well gross (8 net) drilling program in early 2008 which added 1,490 boe per day of initial production.

- At Willesden Green, a new light oil pool was discovered with the drilling of 2 gross (2 net) wells with initial combined production of 800 boe per day. In addition, 3 gross (3 net) wells were successfully drilled for liquids rich natural gas production from the Rock Creek formation.

- At Northville, Brazeau and Youngstown, 6 gross (4.3 net) wells were successfully drilled adding additional reserves and defined additional drilling locations.

➤ The 2008 capital program totaled $263.5 million of which $255.9 million was invested in development activities and $7.6 million was expended on a complimentary acquisition at our Nevis property. The Nevis acquisition resulted in increasing our working interest in 9 gross sections of land and provided future drilling locations on an additional 4 gross sections for Horseshoe Canyon coal bed methane. Included in our 2008 capital expenditures were $20 million of strategic undeveloped land acquisitions, the majority of which was located at Glacier. A total of 124 gross (86.8 net) wells were drilled in 2008 at a 99% success rate.

➤ Advantage's total drilling inventory has grown to over 1,000 drilling locations of which 560 is in our conventional assets and over 440 has been confirmed in our Glacier Montney natural gas resource play. The drilling inventory at Glacier could exceed 800 locations depending on the density of horizontal wells that will ultimately be drilled per section of land.

Company Interest Reserves increase 15% (11% on a per Unit basis) primarily from Organic Drilling Results

➤ Proven and probable reserves increased 15% to 174.8 mmboe from 152.2 mmboe at year end 2007. Proven reserves increased 7% to 102.3 mmboe from 95.6 mmboe at year end 2007. The Fund's proven plus probable reserve life index increased 26% to 15.2 years compared to 12.1 years at the end of 2007. Natural gas reserves calculate to a reserve life index of 15.9 years, and crude oil and natural gas liquids calculate to a reserve life index of 13.9 years indicative of a very stable producing platform with significant upside potential.

➤ Ninety eight percent (33.8 mmboe) of total P+P reserve additions (34.4 mmboe) were a result of the Fund's successful drilling program.

➤ Proven and probable reserves per trust unit increased 11% and proven reserves increased 4% per trust unit compared to year end 2007.

➤ Advantage's total proven and probable reserves consist of 67% natural gas and 33% crude oil and natural gas liquids.

Net Asset Value & Recycle Ratio

➤ The net asset value ("NAV") calculated using Sproule's December 31, 2008 reserves report and price forecasts results in a before tax value of $14.03 per trust unit at a 10% discount rate.

➤ Based on a 2008 operating netback of $36.54 per boe, the one year recycle ratio is 4.8 times using the FD&A cost of $7.67 per boe before changes to FDC and 2.2 times using the FD&A cost of $16.70 per boe including the changes to FDC.

Well Positioned for Future Organic Growth

➤ Advantage is well positioned to grow by developing our significant natural gas resource at Glacier and continued exploitation and optimization of our long life conventional assets.

➤ The reserve potential at Glacier which is measured in "TCF's" of natural gas is economic at less than $5 Cdn per mcf. Advantage will utilize a disciplined financial approach to development in order to yield significant long term value growth for Unitholders. As at December 31, 2008 Sproule has assigned 223 BCF (0.223 TCF) of proven and probable natural gas reserves to Glacier which will require future development capital of approximately $0.4 million. Advantage estimates that fully developing the Montney resource potential at Glacier will require additional capital expenditures in excess of $2.5 billion over the life of the project which, if properly deployed, could result in significant reserve and production growth.

RESERVES

Advantage engaged our independent qualified reserves evaluator Sproule Associates Ltd. ("Sproule") to update the reserves analysis for the Fund in accordance with National Instrument 51-101 and the COGE Handbook.

Highlights - Company Interest Reserves (Working Interests plus Royalty Interests Receivable)

	December 31, 2008	December 31, 2007
Proved plus probable reserves (mboe)	174,767	152,203
Present Value of reserves discounted at 10%, before tax P+P ($000)	$2,663,437	$2,462,610
Net Asset Value per Unit discounted at 10%, before tax	$14.03	$12.96
Reserve Life Index (proved plus probable - years) [1]	15.2	12.1
Reserves per Unit (proved plus probable) [2]	1.22	1.10
Bank debt per boe of reserves [3]	$3.36	$3.60
Convertible debentures per boe of reserves [3]	$1.25	$1.48

[1] Based on Q4 average production and company interest reserves.

[2] Based on 142.8 million Units outstanding at December 31, 2008, and 138.3 million Units outstanding as December 31, 2007.

[3] BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Company Interest Reserves (Working Interests plus Royalty Interests Receivable)

Summary as at December 31, 2008

	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Proved					
Developed Producing	19,853	2,359	5,469	266,762	72,141
Developed Non-producing	279	208	248	28,904	5,553
Undeveloped	3,744	312	1,147	116,574	24,631
Total Proved	23,876	2,879	6,864	412,240	102,325
Probable	16,064	3,712	3,991	292,046	72,442
Total Proved + Probable	39,940	6,591	10,855	704,286	174,767

Gross Working Interest Reserves (Working Interest only)

Summary as at December 31, 2008

	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Proved					
Developed Producing	19,560	2,329	5,407	264,099	71,313
Developed Non-producing	254	204	245	28,484	5,451
Undeveloped	3,730	312	1,143	116,503	24,602
Total Proved	23,544	2,845	6,795	409,086	101,366
Probable	15,928	3,697	3,970	290,738	72,052
Total Proved + Probable	39,473	6,542	10,765	699,824	173,418

Present Value of Future Net Revenue using Sproule price and cost forecasts [(1)]
($000)

| | Before Income Taxes Discounted at | | |
	0%	5%	10%
Proved			
Developed Producing	$ 2,586,932	$ 1,781,161	$ 1,394,029
Developed Non-producing	164,372	122,933	97,495
Undeveloped	627,257	361,683	223,136
Total Proved	3,378,561	2,265,777	1,714,660
Probable	3,026,305	1,534,620	948,777
Total Proved + Probable	$ 6,404,866	$ 3,800,397	$ 2,663,437

[(1)] Advantage's crude oil, natural gas and natural gas liquid reserves were evaluated using Sproule's product price forecast effective December 31, 2008 prior to the provision for income taxes, interests, debt services charges and general and administrative expenses. It should not be assumed that the discounted future revenue estimated by Sproule represents the fair market value of the reserves.

Sproule Price Forecasts

The present value of future net revenue at December 31, 2008 was based upon crude oil and natural gas pricing assumptions prepared by Sproule effective December 31, 2008. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used over the next seven years are summarized in the table below:

Year	WTI Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Alberta AECO-C Natural Gas ($Cdn/mmbtu)	Henry Hub Natural Gas ($US/mmbtu)	Exchange Rate ($US/$Cdn)
2009	53.73	65.35	6.82	6.30	0.80
2010	63.41	72.78	7.56	7.32	0.85
2011	69.53	79.95	7.84	7.56	0.85
2012	79.59	86.57	8.38	8.49	0.90
2013	92.01	94.97	9.20	9.74	0.95
2014	93.85	96.89	9.41	9.94	0.95
2015	95.72	98.85	9.62	10.14	0.95

The Sproule price forecast does not include the impact of Advantage's commodity price hedging program. We currently have 56% of our net natural gas production hedged at an average price of $8.09 Cdn/mmbtu for 2009 and 48% hedged for 2010 at an average price of $7.46 Cdn/mmbtu. Crude oil hedges include 46% of our net crude oil production hedged at an average floor price of $69.38 Cdn/bbl for 2009 and 26 % hedged for 2010 at an average price of $67.83 Cdn/bbl.

Net Asset Value using Sproule price and cost forecasts (Before Income Taxes)

The following net asset value ("NAV") table shows what is normally referred to as a "produce-out" NAV calculation under which the current value of the Fund's reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time.

($000, except per Unit amounts)		0%		5%		10%
Net asset value per Unit [(1)] - December 31, 2007	$	32.05	$	18.95	$	12.96
Present value proved and probable reserves	$	6,404,866	$	3,800,397	$	2,663,437
Undeveloped acreage and seismic [(2)]		159,412		159,412		159,412
Working capital (deficit) and other		(12,257)		(12,257)		(12,257)
Convertible debentures		(219,195)		(219,195)		(219,195)
Bank debt		(587,404)		(587,404)		(587,404)
Net asset value - December 31, 2008	$	5,745,422	$	3,140,953	$	2,003,993
Net asset value per Unit [(1)] - December 31, 2008	$	40.23	$	21.99	$	14.03

[(1)] Based on 142.8 million Units outstanding at December 31, 2008, and 138.3 million Units outstanding at December 31, 2007.
[(2)] Internal estimate

Gross Working Interest Reserves Reconciliation

Proved	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Opening balance Dec. 31, 2007	26,154	2,237	7,840	350,933	94,720
Extensions	496	0	254	19,565	4,011
Improved recovery	318	0	324	41,909	7,627
Discoveries	240	0	56	1,120	483
Economic factors	(49)	446	314	14,250	3,086
Technical revisions	(492)	532	(1,170)	23,761	2,831
Acquisitions	0	0	1	2,522	420
Dispositions	0	0	0	0	0
Production	(3,123)	(370)	(824)	(44,973)	(11,812)
Closing balance at Dec. 31, 2008	23,544	2,845	6,795	409,087	101,366

Proved + Probable	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Opening balance Dec. 31, 2007	43,630	5,508	11,613	541,546	151,009
Extensions	741	0	442	40,241	7,890
Improved recovery	567	0	835	120,454	21,478
Discoveries	336	0	67	1,423	641
Economic factors	(138)	1,098	418	21,044	4,885
Technical revisions	(2,540)	306	(1,788)	16,677	(1,243)
Acquisitions	0	0	2	3,412	570
Dispositions	0	0	0	0	0
Production	(3,123)	(370)	(824)	(44,973)	(11,812)
Closing balance at Dec. 31, 2008	39,473	6,542	10,765	699,824	173,418

Finding, Development & Acquisitions Costs ("FD&A") [1]

FD&A Costs – Gross Working Interest Reserves excluding Future Development Capital

	Proved	Proved + Probable
Capital expenditures ($000)	$ 255,937	$ 255,937
Acquisitions net of dispositions ($000)	6,680	6,680
Total capital ($000)	$ 262,617	$ 262,617
Total mboe, end of period	101,366	173,418
Total mboe, beginning of period	94,720	151,009
Production, mboe	11,812	11,812
Reserve additions, mboe	18,458	34,221
FD&A costs ($/boe)	$ 14.23	$ 7.67
Three year average FD&A Costs ($/boe)	$ 25.09	$ 16.35
F&D costs ($/boe)	$ 14.56	$ 7.61
Three year average F&D costs ($/boe)	$ 20.82	$ 12.10

NI 51-101
FD&A Costs – Gross Working Interest Reserves including Future Development Capital

	Proved	Proved + Probable
Capital expenditures ($000)	$ 255,937	$ 255,937
Acquisitions net of dispositions ($000)	6,680	6,680
Net change in Future Development Capital ($000)	188,096	308,734
Total capital ($000)	$ 450,713	$ 571,351
Reserve additions, mboe	18,458	34,221
FD&A costs ($/boe)	$ 24.42	$ 16.70
Three year average FD&A Costs ($/boe)	$ 27.55	$ 19.42
F&D costs ($/boe)	$ 31.62	$ 16.95
Three year average F&D costs ($/boe)	$ 27.34	$ 19.34

[1] Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital ("FDC") required to bring the proved undeveloped and probable reserves to production. For continuity, Advantage has presented herein FD&A costs calculated both excluding and including FDC.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year. Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect Sproule's best estimate of what it will cost to bring the proved undeveloped and probable reserves on production.

In all cases, the FD&A number is calculated by dividing the identified capital expenditures by the applicable reserve additions. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 MCF:1 BBL is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
700, 400 – 3rd Avenue SW
Calgary, Alberta T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300

Web Site: www.advantageincome.com

E-mail: advantage@advantageincome.com

Advisory

The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of Advantage and its business, please refer to it Annual Information Form dated March 28, 2008 which is available on SEDAR at www.sedar.com.

References in this press release to initial test production rates, initial "flow" rates and "flush" production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Fund.

Barrels of oil equivalent (boe) or billion of cubic feet of gas equivalent (BcfGE) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and a BcfGE conversion ratio has been calculated using a conversion rate of 1 million barrels of oil to six billion cubic feet of gas. Such conversion rates are based on an energy equivalency conversion method application at the burner tip and do not represent an economic value equivalency at the wellhead.